December 17, 2024

Sherri Luther
Chief Financial Officer and Treasurer
COHERENT CORP.
375 Saxonburg Boulevard
Saxonburg, PA 16056

        Re: COHERENT CORP.
            Form 8-K Filed May 6, 2024
            File No. 001-39375
Dear Sherri Luther:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services